UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812 -

Absolute Shares Trust;	:
Millington Securities, Inc.;
Foreside Fund Services, LLC	X

Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act.

All communications and orders to:

Absolute Shares Trust	Millington Securities, Inc.
c/o Don Schreiber, Jr.	c/o Don Schreiber, Jr.
34 Sycamore Avenue, Suite 1E	34 Sycamore Avenue, Suite 1E
Little Silver, New Jersey 07739	Little Silver, New Jersey 07739

With a copy to:

Kathleen H. Moriarty, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Page 1 of 46 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on February 6, 2014

i

VII.	APPLICANTS’ CONDITIONS	30

VIII.	PROCEDURAL MATTERS	37

IX.	REQUEST FOR ORDER OF EXEMPTION	37

X.	NAMES AND ADDRESSES	37

XI.	AUTHORIZATION AND SIGNATURES	38

XII.	EXHIBIT INDEX	39

ii

I.	INTRODUCTION

A.	Summary of Application

Absolute Shares Trust (“Trust”), Millington Securities Inc. (“Advisor”)1 and Foreside Fund Services, LLC (“Distributors”) (collectively, “Applicants”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order as described below (“Order”). Applicants ask that the requested order apply not only to the initial series of the Trust named below in Appendix A to the Application (“Initial Funds”) but that the order also extend to any future series of the Trust and any other existing or future registered open-end management investment companies and any series thereof that are part of the same “group of investment companies”, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trust and are, or may in the future be, advised by Millington Securities Inc. or any other investment adviser controlling, controlled by, or under common control with Millington Securities Inc. (together with the Initial Funds, each series a “Fund,” and collectively, “Funds”).

[1]	All references herein to the term “Millington Securities Inc.” include any successors in interest to Millington Securities Inc. For purposes of the requested order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. WBI Trading Company, Inc., is the parent company of Millington Securities, Inc.

The Advisor has been granted exemptive relief from the U.S. Securities and Exchange Commission (“Commission”) to advise both index based exchange-traded funds ( In the Matter of Millington Securities, Inc., et al., Investment Company Act Release Nos. 30459 (April 10, 2013) (notice) and 30506 (May 6, 2013) (order) “Prior Index Order”)) and actively managed exchange- traded funds ( In the Matter of Millington Securities, Inc., et al., Investment Company Act Release Nos. 30503 (May 2, 2013) (notice) and 30543 (May 29 2013)(“Prior Active Order”) the Prior Index Order and Prior Active Order are collectively referred to herein as “Prior Orders”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act (“Funds of Funds Relief”) to the extent necessary to permit:

(1) each Fund (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, and “business development companies”, as defined by Section 2(a)(48) of the Act (each, a “BDC”)2 (each registered closed-end management investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (collectively, “Unaffiliated UITs” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not in the same “group of investment companies”3;

(2) Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds;

(3) Funds of Funds to acquire shares of registered open-end management investment companies, (each an “Affiliated Open-End Investment Company”),4 registered closed-end

[2]	While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the 1934 Act and their shares are registered under the Securities Act of 1933 (“1933 Act”), and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.
[3]	For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.
[4]	Unaffiliated Investment Companies and Affiliated Investment Companies are collectively referred to herein as “Underlying Investment Companies.”

management investment companies and BDCs (each an “Affiliated Closed-End Investment Company”, and, together with the Affiliated Open-End Investment Companies, “Affiliated Investment Companies”, and registered UITs, collectively, “Affiliated UITs5” (if any), in the same group of investment companies as the Funds of Funds (collectively, “Affiliated Funds”); and

(4) Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act (“Section 17(a) Relief”) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Unaffiliated Funds and Affiliated Funds (collectively, “Underlying Funds”)6 to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (collectively, “ETFs” and each an “ETF”).

[5]	Unaffiliated UITs and Affiliated UITs are collectively referred to herein as “Underlying UITs”.
[6]	A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

Applicants further request that the Commission issue an order under Section 6(c) of the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Section 12(d)(1)(G) Fund of Funds”) and that otherwise complies with Rule 12d1-2(a) under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”) (“Rule 12d1-2 Relief”). Funds of Funds Relief, Section 17(a) Relief and Rule 12d1-2 Relief are collectively referred to herein as “Requested Relief”.

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order7.

II.	APPLICANTS

A.	The Trust

The Trust is organized under the laws of Delaware as a statutory trust and is registered with the Commission as an open-end management investment company under the Act with multiple series. The Trust offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the 1933 Act and the Act (“Registration Statement”), and any future Trust will be so registered. Each of the Initial Funds, and any future Funds, will rely on the exemptive relief granted in the Prior Orders to operate as an ETF. Each Fund will pursue distinct investment objectives and strategies, will hold securities and may hold other instruments as well, pursuant to the terms of the applicable Prior Order.

[7]	In no case will a Fund of Funds rely on the exemption from Section 12(d)(1) granted to the Advisor in the Prior Index Order.

B.	Millington Securities, Inc.

Millington Securities, Inc. is organized as a corporation established in Illinois with its principal office currently located at 34 Sycamore Avenue, Suite 1E, Little Silver, New Jersey 07739 and is registered as an “investment adviser” under Section 203 of the Advisers Act. As stated in the Order, Millington Securities, Inc. or an entity controlling, controlled by or under common control with Millington Securities Inc.8 serves, or will serve, as the investment adviser for each of the Trust’s Funds including any future Funds. The Advisor, subject to the oversight and authority of the Board of Trustees of the Trust (“Board”)9, will develop the overall investment program for each Fund. The Advisor may enter into sub-advisory agreements with one or more additional investment advisors to act as “Sub-Advisors” with respect to particular Funds (each, a “Sub-Advisor” and collectively, the “Sub-Advisors”). Under the Advisor’s supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.

C.	The Distributor

Foreside Fund Services, LLC (“Foreside”) serves as the principal underwriter and distributor for the existing Funds. Foreside, or another entity will serve as the principal underwriter and distributor for each of the future Funds (each such other entity a “Future Distributor”). Foreside is, and each Future Distributor will be, registered as a broker-dealer under the 1934 Act (“Broker”), and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor and any Future Distributor will distribute Shares on an agency basis. None of the Trust, the Funds, the Advisor or Foreside is an affiliate

[8]	WBI Investments, Inc., an affiliate of the parent company of Millington Securities Inc., may act as a Sub-Advisor to certain Funds, and may also act as the Advisor to other Funds.
[9]

The term “Board”, as used in this Application, (i) also includes any board of directors or trustees of a Future Fund, if different, and (ii) refers to the board of directors or trustees, as applicable, of the specified entity.

of an Exchange. The Distributor is not affiliated with the Advisor or any Sub-Advisor. A Future Distributor may be an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the Act. The Distributor will comply with the terms and conditions of this Application. The Applicants request that the order requested herein apply to any Future Distributor that complies with the terms and conditions of this Application.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Each Initial Fund is, and each Future Fund will be, structured as an ETF that either seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”) or is “actively managed” and does not seek to replicate the performance of an underlying index (“Underlying Index”). Certain Funds will be structured as “funds of funds,” as they will invest a significant portion or all of their assets in the securities of investment companies. Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

For a time, such Funds will be able to purchase Underlying Funds in compliance with Section 12(d)(1). Those Funds which invest in Underlying Funds in excess of the limitations specified in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act will generally be able to rely on Section 12(d)(1)(F) for purposes of investing in Underlying Unaffiliated Funds. However, as the number of Funds grows and because each Fund must aggregate its holdings with those of affiliated persons of the Fund for purposes of compliance with Section 12(d)(1)(F)(i) (which limits aggregate holdings to not more than three percent of an Underlying Fund’s outstanding stock), compliance with Section 12(d)(1) will become more difficult. The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F) due to growth in the number of Funds, could adversely affect the ability of Funds to follow their benchmark indices or otherwise inhibit the ability of a Fund to engage in investment strategies consistent with the Fund’s objective. In view of the foregoing, Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein. Applicants accordingly seek relief from the provisions of Section 12(d)(1) of the Act as set forth in Section IV below.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS FOR RELIEF REQUESTED IN THIS APPLICATION

A.	Section 12(d)(1) Relief

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[10]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

[10]	See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“ PPI Report”).

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A),(B) and (C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated Funds, which each will operate independently as determined by its own Board (as defined below) and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.11

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants propose Condition 1 so that:

•	Millington Securities, Inc. and any person controlling, controlled by or under common control with Millington Securities, Inc., and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by Millington Securities, Inc. or

[11]	Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

any person controlling, controlled by or under common control with the Millington Securities, Inc. (collectively, “Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, and

•	any Sub-Advisors to a Fund of Funds and any person controlling, controlled by or under common control with the Sub-Advisors, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisors or any person controlling, controlled by or under common control with the Sub-Advisors (collectively, “Sub-Advisors Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.12

[12]	PPI Report at 324.

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group to vote its shares of such Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, it will vote its shares of such Unaffiliated Fund in the same proportion as the vote of all other holders of such Unaffiliated Fund’s shares. This condition will not apply to the Sub-Advisor Group with respect to an Unaffiliated Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT). Applicants believe that proposed Condition 1 protects Unaffiliated Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose Condition 2 which precludes a Fund of Funds or Millington Securities, Inc., any Sub-Advisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3 which requires that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to ensure that Millington Securities, Inc. and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company, or sponsor of, an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6 which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Also, proposed Condition 7 requires that the Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the Requested Relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF

Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.13

4.	No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their respective adviser. In addition, the Underlying Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to

[13]

An Unaffiliated Investment Company, including an ETF or an Unaffiliated Closed-End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including an Unaffiliated Fund could terminate an FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with proposed Condition 10, Millington Securities, Inc. will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by Millington Securities, Inc., or an affiliated person of Millington Securities, Inc., other than any advisory fees paid to Millington Securities, Inc. or an affiliated person of Millington Securities, Inc. by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

Applicants also propose Condition 11, so that, with respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct

Rules of the NASD (“NASD Conduct Rule 2830”)14. In this regard, Applicants note that, with respect to ETFs and closed-end funds, shares of ETFs and closed-end funds generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds and most ETFs do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 when the Underlying Fund is a closed-end fund or an ETF.

5.	Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Fund (a) acquires such securities in compliance with Section 12(d)(1)(E ) of the Act and either is an Affiliated Fund or is in the same group of investment companies as its corresponding master fund, (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Furthermore, Applicants submit that the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in a Fund of Funds holding Underlying Funds.

[14]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	Section 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit the purchases, sales and redemptions by the Funds of Funds of the shares issued by Underlying Funds, as well as the purchases, sales and redemptions by such Underlying Funds of their shares in transactions with the Funds of Funds, as described in clauses (1) through (4) in Section I.A. above.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Investment Companies and Underlying UITs to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Investment Companies and Underlying UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.15 For example, because Millington Securities, Inc. serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of Millington Securities, Inc. and therefore affiliated persons of one another. The Funds of Funds and any Unaffiliated Open-End Investment Company may also be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Unaffiliated Open-End Investment Company’s outstanding voting securities. Also, the sale of shares by Unaffiliated Funds to the Fund of Funds and the redemption of the shares of Unaffiliated Funds by the Fund of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.16

[15]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the an Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.
[16]	Further, Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or Closed -End Fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each Fund of Funds and each Underlying Fund; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

(c) The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by Unaffiliated Open-End Investment Companies and Affiliated Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. In all such contexts, Applicants submit that the principal policy concern is the potential for overreaching of the Affiliated Fund by the Fund of Funds. As stated above, there is only one type of sales transaction by an Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or

Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated Open-End Investment Companies and/or Affiliated Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants note that the Commission has issued the ETF Funds of Funds Orders on applications for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Section 17(a) of the Act. Applicants believe that the proposed transactions described in this Application are the same as those stated in the applications for the ETF Funds of Funds Orders, and that, similarly, satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.17 The investment by a Fund of

[17]

The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF or closed-end fund to purchase or redeem shares from the ETF or closed-end fund. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF or closed-end fund is also an investment adviser to the Fund of Funds.

Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively.

C.	Rule 12d1-2 Relief

1.	Explanation of Rule 12d1-2

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same group of investment companies, (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.18 15 Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the Act. For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.19 The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”20 The adoption of Rule 12d1-2 also reflects the

[18]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (“Rule 12d1-2 Adopting Release”).
[19]	See id. at 17, n.58.
[20]	Id. at 17-18.

Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”21

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Basis for Rule 12d1-2 Relief

Applicants submit that the opportunity to invest in Other Investments will provide a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund of Funds’ Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds’ investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

[21]	See also, In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) thereunder to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. The Applicants state that the proposed arrangement would comply with Rule 12d1-2(a) under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. As indicated in Section IV.A.(1) above, Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including the following: (1) duplicative costs; (2) the exercise of undue influence or control over the underlying funds; and (3) the complexity of such arrangements. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, Applicants submit that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

Applicants note that the Commission recently issued the Global X Order and the First Trust Order on applications for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Rule 12d1-2. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As stated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

A.	Investments in Underlying Funds by Funds of Funds

The Commission has granted exemptive orders to certain ETF groups and mutual fund complexes to establish funds of funds arrangements with both affiliated and unaffiliated open-end investment companies. Also, Applicants note that recently the Commission has issued an order to several ETFs on applications for relief virtually identical to that requested by the Applicants relating to investments in closed-end investment companies. See, In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 30426 (March 14, 2013) (notice) and 30454 (April 9, 2013) (order) (together, “Global X Order”); First Trust Exchange-Traded Fund et al., Investment Company Act Release Nos. 30345 (January 8, 2013) (notice) and 30377 (February 5, 2013) (order) (together, “First Trust Order”); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 30222 (September 26, 2012) (notice) and 30238 (October 23, 2012) (order) (together, “PowerShares Order”) and In the Matter of Van Eck VIP Trust et al., Investment Company Act Release Nos. 30063 (May 12, 2012) (notice) and

30096 (June 5, 2012) (order) amending a prior order In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order) (together, “Van Eck Order” ) (collectively, “ETF Funds of Funds Orders”). In addition, Applicants note that the Commission recently issued the Global X Order and the First Trust Order with respect to applications for relief from Rule 12d1-2 that are virtually identical to that requested by Applicants.

VI.	CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C), (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (iii) pursuant to Section 6(c) of the Act for an exemption from the provisions of Rule 12d1-2 .

VII.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1.

The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Advisor Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for

Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Advisor Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Advisor Group with respect to an Unaffiliated Fund for which the Sub-Advisor or a person controlling, controlled by, or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.

The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that Millington Securities, Inc. and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.	The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.	Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.

Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the

Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.	Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.

Millington Securities, Inc. will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by Millington Securities, Inc., or an affiliated person of Millington Securities, Inc., other than any advisory fees paid to Millington Securities, Inc. or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Advisor, or an affiliated person of the Sub-Advisor, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Advisor or its affiliated person by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Advisor. In the event that the Sub-Advisors waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.	No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

In addition, Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

13.	Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VIII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IX.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Absolute Shares Trust

Millington Securities, Inc.

c/o Don Schreiber, Jr.

c/o Don Schreiber, Jr.

34 Sycamore Avenue, Suite 1E

Little Silver, New Jersey 07739

Foreside Fund Services LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

XI.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

Millington Securities, Inc.

	By:	/s/ Don Schreiber, Jr.
		Name:	Don Schreiber, Jr.
		Title:	Chief Executive Officer

Date: February 6, 2014

Absolute Shares Trust

	By:	/s/ Don Schreiber, Jr.
		Name:	Don Schreiber, Jr.
		Title:	Sole Trustee

Date: February 6, 2014

Foreside Fund Services, LLC

	By:	/s/ Richard Berthy
		Name:	Richard Berthy
		Title:	Chief Executive Officer

Date: February 6, 2014

XII.	EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	Millington Securities, Inc.

2.	Absolute Shares Trust

3.	Foreside Fund Services, LLC

B. Verifications required pursuant to Rule 0-2(d).

1.	Millington Securities, Inc.

2.	Absolute Shares Trust

3.	Foreside Fund Services, LLC

EXHIBIT A-1 AUTHORIZATION RULE 0-2(c)(l)

Millington Securities, Inc.

In accordance with Rule 0-2(c) under the 1940 Act, Don Schreiber, Jr., in his capacity as Chief Executive Officer of Millington Securities, Inc., states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Millington Securities, Inc. pursuant to his general authority as Chief Executive Officer of Millington Securities, Inc.

/s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Chief Executive Officer
Millington Securities, Inc.
Dated: February 6, 2014

EXHIBIT A-2 AUTHORIZATION RULE 0-2(c)(l)

Absolute Shares Trust

In accordance with Rule 0-2(c) under the 1940 Act, Don Schreiber, Jr., in his capacity as Sole Trustee of Absolute Shares Trust, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Absolute Shares Trust pursuant to his general authority as Sole Trustee of Absolute Shares Trust.

/s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Sole Trustee
Absolute Shares Trust.
Dated: February 6, 2014

EXHIBIT A-3 AUTHORIZATION RULE 0-2(c)(l)

Foreside Fund Services, LLC

In accordance with Rule 0-2(c) under the 1940 Act, Foreside Fund Services, LLC, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application on its behalf have been taken and the person signing and filing this document on its behalf is authorized to do so pursuant to the general authority vested in him as Director and President of Foreside Fund Services, LLC.

/s/ Richard Berthy
Name:	Richard Berthy
Title:	Chief Executive Officer
Dated:	February 6, 2014

EXHIBIT B-1 VERIFICATION RULE 0-2(d)

Millington Securities, Inc.

The undersigned states that (i) he has duly executed the attached Application dated February 6, 2014 for and on behalf of Millington Securities, Inc., (ii) he is the Chief Executive Officer of Millington Securities, Inc.; and (iii) all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Chief Executive Officer
Millington Securities, Inc.
Dated: February 6, 2014

EXHIBIT B-2 VERIFICATION RULE 0-2(d)

Absolute Shares Trust

The undersigned states that (i) he has duly executed the attached Application dated February 6, 2014 for and on behalf of Absolute Shares Trust, (ii) he is the Sole Trustee of the Absolute Shares Trust; and (iii) all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Sole Trustee
Absolute Shares Trust
Dated: February 6, 2014

EXHIBIT B-3 VERIFICATION RULE 0-2(d)

Foreside Fund Services, LLC

The undersigned states that (i) he has duly executed the attached Application dated February 6, 2014, for and on behalf of Foreside Fund Services, LLC; (ii) he is the Director and President of such company; and (iii) all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Richard Berthy
	Name:	Richard Berthy
	Title:	Chief Executive Officer
	Dated:	February 6, 2014

APPENDIX A

INITIAL FUNDS

WBI SMID Tactical Growth Shares

WBI SMID Tactical Value Shares

WBI SMID Tactical Yield Shares

WBI SMID Tactical Select Shares

WBI Large Cap Tactical Growth Shares

WBI Large Cap Tactical Value Shares

WBI Large Cap Tactical Select Shares

WBI Large Cap Tactical Yield Shares

WBI Tactical Income Shares

WBI Tactical High Income Shares

46